UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of:

CORSAIR OPPORTUNITY FUND
and
CORSAIR CAPITAL MANAGEMENT, L.P.

File No. 812-14326

Amendment No. 4 Amending and Restating Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(c) and 18(i) Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

Please direct all communications regarding this Application to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9522

February 9, 2015

This document (including exhibits) contains 19 pages.

EXHIBITS

Exhibit A-	Resolutions of the Sole Initial Trustee of Corsair Opportunity Fund

Exhibit B-	Verifications of Corsair Opportunity Fund and Corsair Capital Management, L.P.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

CORSAIR OPPORTUNITY FUND AND CORSAIR CAPITAL MANAGEMENT, L.P.
AMENDMENT NO. 4 AMENDING AND RESTATING APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

File No. 812-14326

I.	THE PROPOSAL

Corsair Opportunity Fund (the “Fund”) is a registered closed-end management investment company, advised by Corsair Capital Management, L.P.(the “Adviser”).  The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(c) and 18(i) of the Act, and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose asset-based distribution or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (together with the Fund, the “Funds”).  Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”).  Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

[1]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Fund continuously offers Class I Shares pursuant to its currently effective Registration Statement on Form N-2 (File Nos. 333-197119 and 811-22978) (the “Initial Class”) that is not currently subject to any sales loads or distribution and shareholder servicing fees. If the requested relief is granted, the Fund intends to continuously offer Class A Shares (the “New Class”), and may also offer additional classes of shares in the future, with each class having its own fee and expense structure.  The New Class will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if such rules applied to closed-end management investment companies (“Distribution and Service Plan”). The Applicants note that the Distribution and Service Plan will be adopted voluntarily in a manner consistent with Rule 12b-1, including securing shareholder approval, as needed.

All distribution and related shareholder servicing fees with respect to any additional classes would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to the applicable class (the “Distribution and Shareholder Servicing Fees”). Under the proposed and any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Shareholder Servicing Fees will comply with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”)2.  Applicants note that, prior to adoption, a Distribution and Service Plan was approved by a majority of the Board of Trustees of the Fund, (the “Board”), including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis.  Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares. The Fund currently does not intend to impose an “early withdrawal charge” or “repurchase fee” on Shareholders who purchase and tender their shares of either class.

As with open-end management investment companies that issue multiple classes pursuant to Rule 18f-3 under the 1940 Act, the different classes of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based distribution and shareholder servicing fees).  Thus, the net income attributable to, and any dividends payable on, each class will differ from each other from time to time.  As a result, the NAV of the classes may differ over time.

The Fund’s Class I Shares are the sole class of shares issued by the Fund at this time.  Class I shares are currently subject to its operating expenses, but are not currently subject to a

[2]	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

sales load or Distribution and Shareholder Servicing Fees. The Fund’s Class A Shares will be subject to a front-end sales load based on the amount invested.  Class A share investors will also be subject to Distribution and Shareholder Servicing Fees to compensate selling agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.

The New Class would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of NASD Conduct Rule 2830, as if it applied to the Fund.  The Initial Class will continue to be offered at NAV, without being subject to Distribution and Shareholder Servicing Fees.  The Initial Class is not currently subject to a sales load. The structure of the proposed Classes are described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”  The Funds may in the future offer additional classes of shares and/or another sales charge structure.

A number of precedents exist for the implementation of a multiple class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.3

3 See, e.g., Morgan Creek, Inv. Co. Act Rel. Nos. 31369 (Dec. 11, 2014) (Notice) and 31405 (Jan. 6, 2015) (Order), Alliancebernstein Multi-Manager Alternative Fund, et al., Inv. Co. Act. Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order), Evanston Alternative Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 31250 (September 15, 2014) (Notice) and 31285 (October 14, 2014) (Order), Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order), Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order), CPG Carlyle Private Equity Fund, LLC, et al. Inv. Co. Act. Rel. Nos. 30859 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order), Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order), Permal Hedge Strategies Fund, et al., Inv. Co. Act. Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order), ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (November 8, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

II.	STATEMENT OF FACTS

A.	Corsair Opportunity Fund (the “Fund”)

The Fund is a recently-formed Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company.  The Fund’s shares are also registered under the Securities Act of 1933, as amended. The Fund was organized under the laws of Delaware on June 19, 2014. The Fund's investment objective is to achieve capital appreciation.

The Fund pursues this objective by investing its assets primarily in long and short positions in equity securities of U.S. and Canadian companies.  Generally, the Adviser emphasizes companies believed to be going through strategic and/or structural change (e.g. spin-offs, restructurings, post-bankruptcy reorganizations, etc.)  or companies operating in industries or other environments believed to be undergoing substantial change.  The Fund is expected to have a “net-long bias” (where the dollar value of the long  positions exceeds the value of short positions).  However, the Fund does effect short-sales under circumstances where the Adviser identifies more attractive opportunities for capital appreciation (relative to investing in long positions) and for other purposes, such as hedging.  Short selling is considered a speculative investment practice and involves certain risks.  The Fund’s address is 366 Madison Avenue, 12th Floor, New York, New York 10017.

If the relief requested herein is granted, the Fund intends to continuously offer Class A Shares, and may also offer additional classes of shares in the future, with each class having its own fee and expense structure, as discussed above.

The Fund’s shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require the Fund to redeem shares, the Fund may from time to time offer to repurchase shares pursuant to written tenders by Shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders.  Repurchases of the Fund’s shares are made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to Repurchase shares, the Board of Trustees of the Fund considers a variety of operational, business and economic factors. The Adviser ordinarily recommends that the Board authorize the Fund to offer to Repurchase shares from Shareholders monthly based on the then current NAV. As discussed above, the Fund’s Repurchases would be conducted pursuant to Rule 13e-4 under the 1934 Act.

B.	Corsair Capital Management, L.P. (the “Adviser”)

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser to the Fund pursuant to an advisory agreement (the “Investment Management Agreement”), to be approved by the Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Fund and by the Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act.  The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement.  Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objectives, policies, and restrictions.  The Adviser’s address is 366 Madison Avenue, 12th Floor, New York, New York 10017.

C.	Proposed Class Structure and Characteristics

The Fund proposes to offer multiple classes, such as the Initial Class and New Class. Additional classes may permit an investor to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor and may allow the Fund to raise capital through different distribution channels. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and shareholder servicing expenses.

The New Class would be subject to: (1) minimum purchase and eligible investor requirements, (2) a sales load; and (3) Distribution and Shareholder Servicing Fees, pursuant to a Distribution and Service Plan. As is disclosed in the Fund’s prospectus, the Fund may waive the minimum purchase requirements for certain investors.

The Initial Class would continue to be subject to minimum purchase and eligible investor requirements and would be offered at NAV without being subject to Distribution and Shareholder Servicing Fees. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and shareholder servicing expenses.

Actual fees approved and adopted may vary, but a class could not have Distribution and Shareholder Servicing Fees subject to a Distribution and Service Plan in excess of the limits set forth in NASD Conduct Rule 2830.

All expenses incurred by the Fund will be allocated among its various classes based on the net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), and any other incremental expenses of that class (including transfer agency fees, if any).

In addition to the Distribution and Shareholder Servicing Fees, each class of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

From time to time, the Board of the Fund may create and offer additional classes, or may vary the characteristics of the classes described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAV resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its classes at the same time, in the same proportional amounts and on the same terms, except for differences in NAV resulting from differences in fees under a Distribution and Service plan or in class expenses.

Because of the different sales loads, distribution and shareholder servicing fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class may differ from each other from time to time. As a result, the NAV of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s shares will be borne on a pro rata basis by each outstanding share of that class.

III.	EXEMPTION REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

B.	Asset-Based Distribution and Servicing Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and shareholder servicing fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or other joint arrangement or profit sharing plan is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.4  For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes.  Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have

[4]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity.  In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.5

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-End Tender Offer Funds”).

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule, Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures.6  Rule 23c-3 was adopted in April 1993.7  The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.8

Developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system substantially similar to that for which Applicants seek relief.9

5 Id. at 424.

6 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

7 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”).

8 Protecting Investors at 439-40; Proposing Release at 27.

9 See, e.g., Morgan Creek, Inv. Co. Act Rel. Nos. 31369 (Dec. 11, 2014) (Notice) and 31405 (Jan. 6, 2015) (Order), Alliancebernstein Multi-Manager Alternative Fund, et al., Inv. Co. Act. Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order), Evanston Alternative Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 31250 (September 15, 2014) (Notice) and 31285 (October 14, 2014) (Order), Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order), Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order), CPG Carlyle Private Equity Fund, LLC, et al. Inv. Co. Act. Rel. Nos. 30859 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order), Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order), Permal Hedge Strategies Fund, et al., Inv. Co. Act. Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order), ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos.

B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed (i) to result in the issuance of a “senior security”10 within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security.  In particular, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”  Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants

24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (November 8, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

10 Section 18(g) of the Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

state that the creation of multiple classes of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the Act.

Applicants believe that the implementation of the multiple class system will provide the Applicants with the flexibility to create new classes without having to create new funds.  Applicants believe that current and future shareholders will benefit if new classes with different pricing and expense structures are created providing shareholders with enhanced investment options.  Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances.  The proposed arrangements would permit a Fund to facilitate both the distribution of its securities through diverse distribution channels and provide investors with a broader choice of shareholder options.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional share classes of the Fund.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise.  As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied.  After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,11 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.12

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures.  The proposed multiple class structure

11 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

12 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

does not relate to borrowings and will not adversely affect a Fund’s assets.  In addition, the proposed structure will not increase the speculative character of each Fund’s shares.  Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and shareholder servicing arrangements in a single portfolio as they are to open-end funds.  Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures.  In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares, except for differences related to repurchases.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load.  Differences among classes will, as detailed above, relate largely to differences in distribution and shareholder servicing arrangements.  Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.13  Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock.  Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based Distribution and Shareholder Servicing Fees applicable to the different classes of shares of each Fund in the manner described above is equitable and will not discriminate against any group of shareholders.  Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered.  Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830.  Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.14  As if it were an open-end investment company, the Fund will disclose in shareholder reports fund expenses borne by shareholders during the reporting period15 and describe in their prospectuses any arrangements that result in breakpoints in, or elimination

13 See supra note 10.

14 In all respects other than class-by-class disclosure, each Fund intends to comply with the requirements of Form  N-2.

15 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

of, sales loads.16  Each Fund will include these disclosures in its shareholder reports and prospectus, to the extent required as if the Fund were an open-end fund.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.17 In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of classes of the Fund.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.18 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission.19  Accordingly, Applicants believe there is ample precedent for the implementation of a multiple class system by the Fund.

C.	Asset-Based Distribution and Servicing Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and shareholder servicing fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and shareholder servicing fee.20

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of

16 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

17 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

18 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

19 See supra note 10.

20 Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its Distribution and Service Plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and shareholder servicing fees under Rule 12b-1.  Applicants note that, at the same time the Commission adopted Rule 12b-1,21 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.22

As closed-end management investment companies, the Funds may not rely on Rule 17d-3.  However, in light of the foregoing, Applicants believe any Section 17(d) concerns the

21 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

22 Id.

Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.  The Funds represent that the Funds’ imposition of asset-based distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose contingent deferred sales charges (“CDSCs”), subject to certain conditions. Although the Fund does not anticipate imposing CDSCs, the Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event the Fund imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Fund were an open-end investment company.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, and 22d-1 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.23

23 See supra note 10.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Sole Initial Trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that each of their addresses is 366 Madison Avenue, 12th Floor, New York, NY 10017 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

CORSAIR OPPORTUNITY FUND

Dated: February 9, 2015	By:	/s/ Thomas Hess
Name: Thomas Hess
Title: Initial Trustee

CORSAIR CAPITAL MANAGEMENT, L.P.

Dated: February 9, 2015	By:	/s/ Steven Major
Name: Steven Major
Title: Principal

EXHIBIT A

Resolutions of the Sole Initial Trustee of Corsair Opportunity Fund

RESOLVED,	that the undersigned hereby approves requesting an order from the SEC to permit the Trust to offer multiple classes of shares to the public; and

FURTHER RESOLVED,	that the undersigned is hereby authorized, on behalf of the Trust, to prepare, execute and file the application and any further amendments thereto with the SEC; and

FURTHER RESOLVED,	that the undersigned is hereby authorized, on behalf of the Trust, to take other actions as are necessary or appropriate to give effect to these resolutions.

EXHIBIT B

Verifications of Corsair Opportunity Fund and Corsair Capital Management, L.P.

The undersigned states that he has duly executed the attached application dated February 9, 2015 for and on behalf of Corsair Opportunity Fund in his capacity as the Initial Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Corsair Opportunity Fund

/s/ Thomas Hess
Name: Thomas Hess
Title: Initial Trustee

The undersigned states that he has duly executed the attached application dated February 9, 2015 for and on behalf of Corsair Capital Management, L.P. in his capacity as a Principal of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Corsair Capital Management, L.P.

/s/ Steven Major
Name: Steven Major
Title: Principal